

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Richard Stockton
Chief Executive Officer
Braemar Hotels & Resorts Inc.
14185 Dallas Parkway
Suite 1200
Dallas, Texas

>   **Re: Braemar Hotels & Resorts Inc.**
>   **DEF 14A filed March 28, 2024**
>   **File No. 001-35972**

Dear Richard Stockton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

DEF 14A filed March 28, 2024

General

1.   We note that on March 28, 2024, the Company filed a definitive proxy statement on Schedule 14A using the EDGAR tag "DEF 14A." As discussed with counsel, please promptly re-file such proxy statement in preliminary form, using the correct "PREC14A" EDGAR tag, in light of the preliminary proxy statement filed by Blackwells Capital LLC et al. (collectively, "Blackwells") on March 22, 2024, which proxy statement and related activity by Blackwells constitutes a "solicitation in opposition," as defined in Note 3 to paragraph (a) of Exchange Act Rule 14a-6. Please include in the Company's proxy statement the disclosure specified in Items 4(b) and 5(b) of Schedule 14A. In addition, please confirm that, pursuant to Rule 14a-6(a), the PREC14A filing will precede the filing of a definitive proxy statement by at least 10 calendar days. Finally, please confirm that no proxies will be solicited or accepted from shareholders in connection with the DEF 14A filing of March 28.

Richard Stockton
Braemar Hotels & Resorts Inc.
March 29, 2024
Page 2

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-551-8094.

       Sincerely,

       Division of Corporation Finance
       Office of Mergers & Acquisitions